SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 17, 2006 filed with the Comisión Nacional de Valores.

By letter dated November 17, 2006, the Company reported that a dividend will be paid to all shareholders of record November 28, 2006. The dividend corresponds to a gross dividend of Ps. 0.06009736689 (Argentine peso) per share (Ps. 2.4038946756 per ADR) and will be paid in Argentina on November 29, 2006.

Tax withholding in not applicable.

Gross Dividend:	Ps.	47,000,000
Dividend per share (V$N 0,10)	Ps.	0.06009736689
Dividend per Adr	Ps.	2.4038946756

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: November 17, 2006